April 2, 2025

Stephen Silvestro
Chief Executive Officer
OptimizeRx Corp
260 Charles Street, Suite 302
Waltham, MA 02453

        Re: OptimizeRx Corp
            Registration Statement on Form S-3
            Filed March 28, 2025
            File No. 333-286224
Dear Stephen Silvestro:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Melissa Murawsky